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                           June 16, 2023

       Joseph La Rosa
       Chief Executive Officer
       La Rosa Holdings Corp.
       1420 Celebration Blvd.
       2nd Floor
       Celebration, FL 34747

                                                        Re: La Rosa Holdings
Corp.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed June 8, 2023
                                                            File No. 333-264372

       Dear Joseph La Rosa:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to comment 1. Please disclose the associated cost of each material category of your
offering expenses on the cover page. Reconcile this amount with the information you provide
in Item 13 of Part II.
 Joseph La Rosa
La Rosa Holdings Corp.
June 16, 2023
Page 2

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph La Rosa
                                                         Division of
Corporation Finance
Comapany NameLa Rosa Holdings Corp.
                                                         Office of Real Estate
& Construction
June 16, 2023 Page 2
cc:       Ross David Carmel, Esq.
FirstName LastName